Filed pursuant to Rule 424(b)(3)
Registration No. 333-286558

Prospectus Supplement No. 8
(To Prospectus dated April 23, 2025)

INNVENTURE, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 23, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-286558) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Shares of our common stock, par value $0.0001 per share (our “Common Stock”), are listed on The Nasdaq Stock Market, LLC under the symbol “INV.” On October 6, 2025, the closing price of our Common Stock was $4.95 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 2, 2025

Innventure, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-42303	93-4440048
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6900 Tavistock Lakes Blvd, Suite 400 Orlando, Florida (Address of principal executive offices)	32827 (Zip Code)

(321) 209-6787
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	INV	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 1.01.	Entry into a Material Definitive Agreement.

Innventure Private Placement

On October 3, 2025, Innventure, Inc. (the “Company”) entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”), pursuant to which the Company agreed to sell to the Investors, in a private placement, an aggregate of 1,625,235 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and Series A warrants to purchase an aggregate of 1,625,235 shares of Common Stock (the “Series A Warrants,” and the shares of Common Stock issuable upon exercise of the Series A Warrants, the “Warrant Shares”) at a price of $6.00 per share of Common Stock and one Series A Warrant (the “Offering”). The Series A Warrants have an exercise price of $8.00 per share, will be exercisable any time on or after April 6, 2026 (the calendar day following the six month anniversary of the date of issuance), will expire on October 3, 2030 and are redeemable by the Company at a price of $0.01 per Series A Warrant if the last sales price of the Common Stock has been equal to or greater than $15.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any twenty (20) trading days within a thirty (30) trading day period commencing after the Series A Warrants become exercisable. The sales of the securities pursuant to the Subscription Agreements closed on October 3, 2025. The gross proceeds to the Company from the Offering are approximately $9.75 million before deducting fees and other estimated offering expenses.

As part of the Subscription Agreements, the Company is required to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act, covering the resale of the Shares and the Warrant Shares. The Company is required to have such Registration Statement declared effective by the Commission within 120 calendar days (or 150 calendar days in the event of a “full review” by the Commission) following the closing of the Offering.

The foregoing descriptions of the Subscription Agreements and the Series A Warrants and the transactions contemplated thereby are only a summary and do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Series A Warrant and the form of Subscription Agreement, copies of which are attached to this Current Report on Form 8-K as Exhibit 4.1 and Exhibit 10.1, respectively, and incorporated herein by reference.

Item 8.01	Other Events.

JCI Investment in Accelsius

On October 2, 2025 (the “Closing” or “Closing Date”), Accelsius Holdings LLC (“Accelsius”), a subsidiary of the Company, issued and sold to Johnson Controls, Inc., a Wisconsin corporation (“JCI”), 685,163 units of Accelsius’s Series B-1 Units (the “Series B-1 Units”).  The gross proceeds to the Company from the Closing were approximately $25,000,000 before deducting financial advisor fees and other estimated offering expenses.

Accelsius will use the proceeds from the sale of the Series B-1 Units for general company purposes.  Upon consummation of the Closing, certain outstanding convertible notes and other indebtedness of Accelsius that is automatically convertible into equity securities of Accelsius will automatically convert into equity securities of Accelsius in accordance with their terms.  The Series B-1 Units are convertible at any time and from time to time into Accelsius’s Class A Common Units by dividing the Series B-1 Unit’s Issue Price (as defined below) by the Conversion Price (as defined below) in effect at the time of conversion.  The “Issue Price” means $36.4877 per unit, subject to appropriate adjustment in the event of any unit dividend, unit split, combination or other similar recapitalization with respect to the applicable Series B-1 Units.  The “Conversion Price” shall initially equal $36.4877 and will be subject to certain adjustments.

The securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold absent registration or an applicable exemption from registration requirements.

Rights Provided to JCI

In connection with the Closing, Accelsius amended its limited liability company agreement (“Operating Agreement”) to provide for certain rights to JCI with respect to the Series B-1 Units.

Management Rights

For so long as JCI and its affiliates continue to beneficially own an aggregate of at least 50% of the Series B-1 Units purchased by JCI (subject to appropriate adjustment for any unit splits, unit dividends, combinations, recapitalizations and the like or any conversion), JCI will be entitled to designate and remove one director (the “Preferred Director”).  Each director will be entitled to one vote on all matters that come before the board of directors of Accelsius (the “Board”).  The Preferred Director will be entitled in such person’s discretion to be a member of any committee of the Board or of the board of directors or managers of any subsidiary of Accelsius.

No action shall be taken by the Board or any officer on behalf of Accelsius with respect to any Preferred Decision (as defined in the Operating Agreement) without the approval of the Preferred Director.  Such “Preferred Decisions” include, among others, (i) any amendment of any provision of the Operating Agreement that would adversely affect the special rights, powers, or preferences of the Series B-1 Units, (ii) the incurrence or guarantee of indebtedness by Accelsius in excess of $20,000,000 in a single transaction or series of related transactions, (iii) the creation of any new class or series of units that would rank senior or pari passu to the Series B-1 Units, and (iv) an increase in the authorized number of Accelsius’s Class A Common Units, Class C Units, or any series of preferred units.

Preemptive Rights; Right of First Refusal; Right of Co-Sale

Subject to certain exceptions and conditions, (i) JCI has preemptive rights to purchase its proportional share of new equity issuances by Accelsius, with oversubscription rights for unsubscribed amounts; (ii) holders of Accelsius units seeking to transfer their units in response to an offer (the “Transfer Notice”) must first offer such units in writing to Accelsius and then to JCI on the same terms as the Transfer Notice (the “Right of First Refusal”); and (iii) if any such units are not purchased under the Right of First Refusal and are to be sold to a transferee named in such Transfer Notice, JCI may exercise a pro rata right of co-sale pursuant to the Operating Agreement on the same terms and conditions specified in the Transfer Notice.

Information Rights and Inspection

JCI has the right, at JCI’s expense, to examine Accelsius’s books of account and records and discuss Accelsius’s affairs with its officers, subject to confidentiality or trade secret and privilege protection and competitive sensitivity limitations.  Additionally, JCI has the right to receive annual audited financials, quarterly unaudited financials and quarterly capitalization information within specified periods of time.

Restrictions on Transfer

Accelsius’s preferred units, including its Series B-1 Units, and certain of Accelsius’s Class A Common Units (“Registrable Securities”) may not be sold, pledged, or otherwise transferred, and Accelsius may issue stop-transfer instructions, subject to certain conditions to ensure compliance with U.S. securities laws and regulations, and any proposed transferee of the Registrable Securities must agree to hold such securities subject to the provisions and conditions in the Operating Agreement.

Registration Rights

Holders of a majority of Registrable Securities have received certain customary registration rights, subject to customary deferrals and frequency limits, as set forth in the Operating Agreement.  Additionally, JCI has the right to participate in company‑initiated registrations, subject to underwriter cutbacks.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
4.1	Form of Series A Warrant

10.1^	Form of Subscription Agreement

104	Cover Page Interactive Data File (in Inline XBRL format)

^Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Innventure, Inc. agrees to furnish a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNVENTURE, INC.

	By:	/s/ David Yablunosky
Name: David Yablunosky
Title: Chief Financial Officer
Date: October 6, 2025